CORNERSTONE BANCORP
1670 East Main Street
Easley, South Carolina 29640

August 29, 2011

VIA EDGAR
Mr. Mark Webb
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Cornerstone Bancorp
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 30, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 12, 2011
File No. 000-51950

Ladies and Gentlemen:

Set forth below are our responses to your comment letter, dated August 1, 2011, relating to the filings listed above.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Loan Portfolio, page 16

1.           We note from the Loan Portfolio Composition table on page 18 that Real Estate – construction and development loans comprised 34.9% of your total loans at December 31, 2010. We also note your disclosure from Note 5 beginning on page 40 that these loans represented 75% of your nonaccrual loans at December 31, 2010 and 79% of your charge-offs for the year then ended. Given the higher risk nature of these loans and considering their significance to your loan portfolio, please revise future filings to include the following:

•
A robust description of the loans within this portfolio (e.g. whether commercial, residential land development, etc; type of collateral securing the loan; any geographical or other concentration; whether the loan portfolio and / or associated nonaccrual loans consist of a few large credits or a large number of small credits, etc.);

•	The observed changes in asset quality and trends in the periods presented and the impact on the allowance; and

•	If your allowance has not proportionally followed the levels of your non-performing loans, a discussion of the reasons why

August 29, 2011

Response
We have noted your comments and will revise future filings as appropriate to reflect your comments in light of the then existing facts, requirements and relevant guidance.

2.           We note your disclosure on page 19 that your impaired loans will generally be your nonperforming loans, and that at December 31, 2010, all but one of your nonaccrual loans was considered to be collateral dependent. As it relates to your impaired construction loans, please tell us and revise your future filings to disclose the following:

•	How and when you obtain updated third-party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

•
The typical timing surrounding the recognition of a construction loan as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and

•
How you classify and account for any partially charged-off construction loans subsequent to receiving an updated appraisal. For example, consider disclosing whether these loans are returned to performing status or they remain as non-performing status.

Response
Some of the requested information was disclosed in the first paragraph on page 17 under the heading “Loan Portfolio” as follows:

“Reappraisals are routinely ordered when a loan is collateral dependent and showing signs of weakness. Specifically, the Company’s reappraisal policy states that collateral for single family construction loans will be reappraised if the home is complete and remains unsold for twelve months, or if the original loan has been outstanding for eighteen months. For development loans, if lot absorption varies from the original appraiser’s estimates by 25% or more, the collateral will be reappraised. (This disclosure came directly from our loan policy.)

“Additionally, the Company’s guidelines require that real property be appraised prior to renewal, modification, or extension of the loan. Collateral will also be reappraised if there is any indication that the collateral may have decreased significantly in value. An evaluation, rather than a full, certified appraisal, may or may not be used after consideration of the risk involved with the transaction, and the need to remain within safe and sound banking practices. If the value of collateral decreases significantly upon reappraisal, the Company may take any one or a combination of steps to protect its position. Possible actions include requesting additional collateral from the borrower, requiring the borrower to make principal reductions on the loan, or charge-off of a portion of the loan balance.”

August 29, 2011

Construction loans are for short initial maturities and are typically granted few extensions of the interest-only period. When construction is complete, the borrower will generally be requested to begin amortizing the principal balance of the loan. If the borrower is not required to amortize the principal, the loan will generally be classified as a troubled debt restructuring upon any renewal due to the extension of terms not offered to borrowers operating under similar circumstances.  We also review the loan to determine if it should be placed on non-accrual and reviewed for impairment.

Please note that the Bank is not currently making new residential or commercial construction loans that are speculative in nature. On any such loans currently in the portfolio, we will typically obtain an updated appraisal or evaluation on any collateral that supports a loan that has been rated substandard. If the underlying collateral for the loan appears to be the sole source of repayment, and foreclosure appears to be required (typically the borrower has expressed an inability to repay the debt or an unwillingness to do so) the loan will be placed on nonaccrual, interest accrued will be charged-off, and, if possible, a determination will be made as to the current value of the underlying collateral and associated selling costs.

According to regulatory guidance, if a shortfall exists between the estimated value of the collateral and the unpaid balance of the loan, the Bank will immediately charge the loan down to the appraised value and will include a specific allocation in the allowance for loan losses for selling costs. The determination will be made no later than the date at which the loan is past due ninety days or more for a payment of principal or interest. However, if the borrower indicates prior to 90 days past due that it will not continue making payments and that foreclosure will be required to collect amounts due under the loan, the loan will be placed on nonaccrual at that time.

We do not generally return a construction loan with a partial charge-off to performing status for a significant period, and we have not done so in this cycle to date. However, if a construction loan experienced a partial charge-off simply due to a decrease in the appraised value of the underlying collateral, and there were other specific indicators of the borrower’s willingness and ability to repay the loan according to the terms of the note, we would review the loan for an upgrade to its status if the following conditions were determined to exist:

a.
The borrower continued to make contractually required payments (generally for not fewer than six months) on the loan so that the outstanding principal balance on the loan was less than the appraised value less selling costs;

b.	The estimate of value of the underlying collateral was determined using an independent evaluation or appraisal;
c.
The borrower’s financial condition had not deteriorated significantly, and all indications were that the borrower would continue to make the contractually required payments on the loan for the foreseeable future; and

d.	There were no known barriers to collection of the credit in full.

August 29, 2011

3.           If you have a material amount of construction loans with interest reserves, consider disclosing the following:

•	Your policy for recognizing interest income on those loans;

•	How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

•	Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

•	Your underwriting process for the loans with interest reserves and any specific differences in how you underwrite loans with interest reserves and those without interest reserves; and

•	Whether any of your loans with interest reserves are currently non-performing.

Response
Historically the Bank has not made a material number of loans with interest reserves, due to the heightened risk associated with loans of that type. At this time (and also as of December 31, 2010 and March 31, 2011), the bank holds(/held) no loans with active interest reserves in the portfolio..

Regulatory Actions, page 25

4.           We note that you have entered into agreements with the Federal Reserve Bank of Richmond and the Office of the Comptroller of the Currency (“OCC”). With regard to the OCC agreement, please revise future filings to discuss the ways in which you are identifying and managing concentrations of credit risk. Specifically, discuss what types of credit risk concentrations you are identifying and the actions you are taking to manage such concentrations. Briefly discuss the steps you are taking to respond to the other requirements of the OCC agreement. Provide us with your proposed revised disclosure.

Response
In future reports, while the Formal Agreement is in place, we will include disclosure to the following effect:

The OCC’s concern as of the date of the Formal Agreement was related to a concentration in Commercial Real Estate (“CRE”) lending. Specifically, total reported loans for construction, land development and other land loans represented 100% or more of the Bank’s total capital as of the examination date, and total CRE loans represented 300% or more of the Bank’s total capital.

August 29, 2011

Since the Bank entered into the Formal Agreement with the OCC, the Bank’s management has been monitoring concentrations according to the same methodology as that used by the regulatory agencies. Concentrations of credit are being controlled through modified credit underwriting standards and the immediate suspension of origination of residential speculative construction loans and residential development loans.  Cornerstone is located in a market where real estate is a major industry. We adopted more stringent underwriting standards through loan policy changes approved by the Board of Directors in early 2010 that have strengthened credit quality.  Furthermore, CRE loans are being underwritten in a manner such that repayment of the loan is not dependent solely on the sale of subject real estate.  A strong secondary source of repayment must exist and must be verified during the underwriting process to increase the probability that the loan will be paid according to the terms of the note.  Additionally, management is emphasizing owner-occupied CRE loans rather than non-owner occupied loans.  A CRE concentration report provides management and the Board data to ensure we are properly controlling concentrations.

The Bank’s management evaluated the policy CRE limits based on a real estate concentration analysis, including historical charge-offs as well as market data and peer banks’ average real estate loan mix. The analysis was presented to the Board, and changes to the policy were implemented where necessary. The current Board approved CRE limits are as follows:  Single Family Residential Construction Loans are limited to 50% of total risk based capital and Owner-Occupied Nonfarm Non-residential loans are limited to 150% of total risk based capital. Additionally, speculative loans of any kind are limited to 50 % of total risk based capital. These limits are generally considered to be more restrictive than the limits in place prior to the current credit crisis.

Procedures to track and analyze concentrations of credit, significant economic factors and general conditions and their impact on the credit quality of the Bank’s loan and lease portfolios are accomplished through the above referenced reporting as well as a market analysis program.  Cornerstone has engaged an outside real estate consultant to perform annual market analyses on commercial and residential markets in The Bank’s market area.  Market analysis reports are reviewed with commercial lending staff as well as the Loan Committee of the Board.  Additionally, significant economic factors and general conditions and their impact on credit quality are analyzed within the Analysis of the Allowance for Loan Losses as well as the Asset / Liability (Funds Management) Analysis.

With respect to the items in the Formal Agreement which are not directly related to the CRE concentration, we have disclosed the nature of those items and that we believe that we have taken the necessary actions to be in compliance with them  We do not believe that they are independently material to the financial condition or results of operations of the Bank.

August 29, 2011

Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies and Activities – Allowance for loan losses, page 35

5.           Please revise future filings to discuss in detail, your policy for charging off uncollectible financing receivables by loan portfolio segment (e.g., are receivables charged off after a certain number of days past due?). Your disclosure should address the triggering events or other factors and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

Response
We have noted your comments and will revise future filings as appropriate to reflect your comments in light of the then existing facts, requirements and relevant guidance.

Note 5 – Loans, page 40

6.           Please revise future filings to explicitly disclose and quantify in Notes 1 and 5 the recorded investment of your loan portfolio segments and classes of financing receivables. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining your portfolio segments. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio. In preparing your response, please quantify the amount of home equity and second mortgage loans (2nd lien loans) in your portfolio at each period end, clearly identify in which segment / class these loans are included and explain the consideration given to identifying these loan types as a separate segment or class of financing receivable.

Response
The Bank uses the classes presented (generally the categories required to be reported on the quarterly Report of Condition or “Call Report”) to assess and monitor the risk and performance of the portfolio.  The Bank is a community bank with approximately 37 full time employees, and our monitoring categories and methods for regulatory purposes are the same as those we use for management and reporting purposes out of necessity.  The categories comprising the real estate- mortgage line item and the corresponding amount reported as of December 31, 2010 were:

Call Code Description	Amount as of December 31, 2010
1 c (1). Revolving, open end, 1-4 family loans (HELOC)	$7,551,001
1 c (2) (a). Loans secured by single family residential properties	11,898,723
1d. Loans secured by multi-family property	1,793,400
1e. Loans secured by nonfarm, nonresidential property	43,080,225
1 c (2) (b) Loans secured by junior liens (closed end)	$155,219
Total real estate- mortgage loans as reported December 31, 2010	$64,478,568

August 29, 2011

Home equity line of credit loans have historically been loans of high credit quality. Only one loan, which was a restructuring of a commercial loan, has been a material problem loan through the current credit cycle. In the interest of privacy, that loan has not been disclosed separately.

We have noted your comments and will revise future filings as appropriate to state clearly that the classes presented are at the levels management uses to assess and monitor the risk and performance of the portfolio.

7.           Please revise future filings to describe the risk characteristics of each loan portfolio segment.  Refer to 310-10-50-11B(a)(2) for guidance.

Response
We have noted your comments and will revise future filings as appropriate to reflect your comments in light of the then existing facts, requirements and relevant guidance.

8.           Please revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

Response
We have noted your comments and will revise future filings as appropriate to reflect your comments in light of the then existing facts, requirements and relevant guidance.

9.           We note that you do not appear to present an allocation of your allowance for loan losses table required by Item IV.B of Industry Guide III. Please provide us with your proposed disclosures as of December 31, 2010 and revise future filings to include all of the disclosures required by Industry Guide III.

We have not in the past allocated our allowance for loan losses in the belief that all of the allowance was available to absorb losses in our portfolio. However, in future filings we will attempt to consistently disclose allowance amounts by segment. We will also continue to disclose that the allowance is available to absorb losses in our entire loan portfolio, and will caution the reader that some of the assumptions may not accurate, but are management’s best estimates of amounts required, since management does not segment the allowance in the manner required by the disclosure.

The following schedule details allocation of the allowance for loan losses by segment:

August 29, 2011

December 31, 2010
Commercial	$525,567
Real estate- construction and development	1,093,200
Real estate- mortgage	706,957
Consumer	15,914
Unallocated	361,792
Allowance for loan losses	$2,703,430

10.           Please revise future filings to disclose the following:

•	A description of each of the credit quality indicators. Refer to ASC 310-10-50-29(a).

•	The recorded investment by credit quality indicator. Refer to ASC 310-10-50-29(b).

•	For each credit quality indicator, the date or range of dates in which the information was updated. Refer to ASC 310-10-50-29(c).

•	If using internal risk ratings, qualitative information on how they relate to the likelihood of loss. Refer to ASC 310-10-50-30.

Response
We have noted your comments and will revise future filings as appropriate to reflect your comments in light of the then existing facts, requirements and relevant guidance.

11.           Please revise future filings to disclose all of the information required by ASC 310-10-50-15(a)(3) and (4) as of each balance sheet date presented.

Response
We have noted your comments and will revise future filings as appropriate to reflect your comments in light of the then existing facts, requirements and relevant guidance.

12.           Please revise future filings to disclose all of the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period for which results of operations are presented.

Response
We have noted your comments and will revise future filings as appropriate to reflect your comments in light of the then existing facts, requirements and relevant guidance.

13.           Please revise future filings to disclose the amount of interest income recognized on impaired loans that represent the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

Response
We have noted your comments and will revise future filings as appropriate to reflect your comments in light of the then existing facts, requirements and relevant guidance.

August 29, 2011

Note 14 – Income Taxes, page 45

14.           Please tell us, and revise your future filings to explain, how you considered that you appear to be in a 3-year cumulative loss position when determining the amount of any valuation allowance needed against your deferred tax assets. At a minimum, please address the following when preparing your response and revised disclosures for future filings:

•
Provide detailed disclosure of both the positive and negative evidence considered to overcome the significant negative evidence of your cumulative losses in determining the extent of any valuation allowance.

•	Provide a tabular rollforward of any valuation allowance in the footnotes to the financial statements.

•	Clearly disclose the expiration of your tax loss carryforwards, if applicable.

•
To the extent that you believe a valuation allowance is not warranted, provide clear disclosure confirming that you believe that it is “more likely than not” that future earnings will be sufficient to realize the remaining deferred tax assets.

•
To the extent that you are relying upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets, disclose that fact and provide a brief description of such strategies.

Refer to guidance starting at ASC 740-10-30-16.

Response
We have noted your comments and will revise future filings as appropriate to reflect your comments in light of the then existing facts, requirements and relevant guidance.

In evaluating whether it was more-likely-than-not whether all deferred tax assets recorded as of December 31, 2010 would be realized, Management considered the following:

•
The Company had no net operating loss carryovers as of December 31, 2010.  The Company had taxable income from 2002 through 2008 and incurred net operating losses in 2009 and 2010.  These net operating losses were carried back and utilized in full against taxable income of prior years.  As a result of the net operating loss carrybacks, the Company has alternative minimum tax credit carryovers of approximately $22,000.

•
Management has projected that the Company will generate pre-tax book income during the three years 2011 through 2013 of over $1.1 million trending positively from year to year.  After adjusting for expected permanent differences and originating temporary differences, Management expects taxable income before reversing temporary differences for the three years of approximately $2.8 million and tax of approximately $960,000.

•
Gross deferred tax assets are offset by gross deferred tax liabilities of approximately $121,000 which result from taxable temporary differences resulting from accelerated tax depreciation methods and tax deductible prepaid expenses.  Most of these temporary taxable differences will reverse by 2013 with immaterial amounts reversing in 2014 and 2015.

•
Management considered the following tax planning strategies which it considers prudent and feasible and which it would implement if necessary to realize the tax benefit from losses and/or deductions related to deferred tax assets as of December 31, 2010:

o	Sale of securities with unrealized gains and hold to maturity securities with unrealized losses as of December 31, 2010 resulting in additional tax of approximately $50,000.
o	Sale of assets not currently critical to current or future operations and sale/leaseback of existing operating facilities resulting in additional tax of approximately $100,000.

August 29, 2011

After consideration of the fact that the Company had no expiring tax carryovers, projections of taxable income after reversing temporary differences for 2011 through 2013 and with a positive trend expected to continue into succeeding years, and tax planning strategies as discussed above, Management concluded that the deferred tax assets recorded as of December 31, 2010 were more-likely-than-not to be realized and, therefore, no valuation allowance was required.

Item 13. Certain Relationships and Related Transactions, and Director Independence Certain Relationships and Related Transactions, page 15 of Definitive Proxy Statement on Schedule 14A

15.           We note the disclosure on page 15 of your definitive proxy statement that loans made to certain directors and executive officers were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K. Refer also to Regulation S-K Compliance & Disclosure Interpretation 130.05.

Response
We confirm that that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Our disclosure was intended to mean exactly what you have underlined, and we will match that disclosure in our Definitive Proxy Statement on Schedule 14A for 2012.

Form 10-Q for Fiscal Quarter Ended March 31, 2011
Item 1 – Financial Statements
Notes to Unaudited Consolidated Financial Statements, page 6

16. We note that you included some of the ASU 2010-20 disclosures related to your financing receivables in your MD&A, but did not include any of the disclosures in the notes to your financial statements. Please revise future filings to disclose all of the information required by ASU 2010-20 in the notes to your financial statements.

August 29, 2011

Response
We have noted your comments and will revise future filings as appropriate to reflect your comments in light of the then existing facts, requirements and relevant guidance.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

s/J. Rodger Anthony
J. Rodger Anthony
President and Chief Executive Officer